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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CPI CORP.
(Name of Issuer)
Common Stock, $0.40 par value
(Title of Class of Securities)
125902106
(CUSIP Number)
Brian Jozwiak
Fine Capital Partners, L.P.
152 West 57th Street, 37th Floor
New York, New York 10019
Tel. No.: (212) 492-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

August 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	125902106	13D/A

1	NAMES OF REPORTING PERSONS: Fine Capital Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1192223

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		264,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		264,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	264,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	125902106	13D/A

1	NAMES OF REPORTING PERSONS: Fine Capital Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1179514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		264,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		264,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	264,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	125902106	13D/A

1	NAMES OF REPORTING PERSONS: Debra Fine

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		264,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		264,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	264,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
     This Amendment No. 2 to Schedule 13D (the “Schedule 13D/A”) relates to shares of common stock, $0.40 par value (“Common Stock”), of CPI Corp., a Delaware corporation (the “Issuer”), directly owned by private investment funds managed by Fine Capital Partners, L.P., a Delaware limited partnership (“FCP”). The Issuer’s principal executive offices are located at 1706 Washington Ave., St. Louis, Missouri 63103.
This Amendment No. 2 to Schedule 13D is being filed to amend and restate Item 3, Item 5 and Item 7. The Schedule 13D/A is hereby amended as follows:
Item 3. Source and Amount of Funds or Other Consideration
     The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the private investment funds is approximately $4,542,292. Ms. Fine, FCP and FCA do not directly own any shares of Common Stock.
Item 5. Interest in Securities of the Issuer
     (a) As of September 7, 2006, Ms. Fine beneficially owns 264,200 shares of Common Stock, which represents 4.16% of the Issuer’s outstanding shares of Common Stock. FCP, FCA and Ms. Fine direct the voting and disposition of 264,200 shares of Common Stock representing 4.16% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D/A, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by each Reporting Person as of September 7, 2006 as set forth in this Schedule 13D/A, by (ii) the 6,349,661 shares of Common Stock outstanding as of August 23, 2006, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on August 25, 2006.
     (b) Ms. Fine and FCP have the power to vote and dispose of all of the shares of Common Stock held by the private investment funds.
     (c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Exhibit 1 attached hereto and made a part hereof.
     (d) Not Applicable.
     (e) As of August 31, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

Exhibit 2	Joint Filing Agreement dated September 7, 2006, among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 7, 2006

FINE CAPITAL PARTNERS, L.P.

By:	Fine Capital Advisors, LLC,
its general partner

	By:	/s/ Debra Fine

	Name:	Debra Fine
	Title:	Manager

FINE CAPITAL ADVISORS, LLC

By:	/s/ Debra Fine

Name:	Debra Fine
Title:	Manager

/s/ Debra Fine

Debra Fine

EXHIBIT 1

	Number of Shares
Date	Purchased/(Sold)	Price per Share
July 6, 2006	13,200	$33.11
July 12, 2006	25,000	$32.95
July 14, 2006	10,000	$32.68
July 17, 2006	3,500	$31.72
August 22, 2006	(35,000)	$35.56
August 25, 2006	(13,700)	$37.59
August 28, 2006	(34,300)	$38.15
August 29, 2006	(35,000)	$38.41
August 30, 2006	(21,000)	$38.50
August 31, 2006	(23,500)	$39.14
September 1, 2006	(11,700)	$40.38
September 5, 2006	(17,500)	$40.51
September 6, 2006	(22,600)	$40.51

EXHIBIT 2
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.40 par value, of CPI Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 7, 2006.

FINE CAPITAL PARTNERS, L.P.

By:	Fine Capital Advisors, LLC,
its general partner

	By:	/s/ Debra Fine

	Name:	Debra Fine
	Title:	Manager

FINE CAPITAL ADVISORS, LLC

By:	/s/ Debra Fine

Name:	Debra Fine
Title:	Manager

/s/ Debra Fine

Debra Fine